INVEST IN **PLACE TECHNOLOGY**

The finance platform for live collaborative forecasting and planning.

PITCH VIDEO INVESTOR PANEL


place
High Performer
SPRING
2021
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placetechnology.com Austin TX

Software Finance Fin Tech B2B

LEAD INVESTOR

Mike Troy

When we look for new investments we focus on one thing above all else - team. In our experience, seed stage investing comes down to a bet on the team. There can be so many unknowns early on, but a great team just finds a way. It's one of the reasons that investors love repeat entrepreneurs, but it isn't every day that you find repeat entrepreneurs who can leverage their past experience as directly as Place.

OVERVIEW UPDATES 9 WHAT PEOPLE SAY 32 ASK QUESTION 11

Highlights

1. $1.9m of the $2.5m has been raised outside of Wefunder.
2. Repeat founders with a successful exit in a similar space
3. 405% license revenue growth from April 2020 through March 2021
4. 3rd highest-rated forecasting software on independent review site G2 in just 15 months since launch
5. Place is the only financial forecasting product built on Salesforce.com
6. Jumped from $20K ARR in June 2020 to $340K ARR to March 2021
7. The sales pipeline is on fire with 50+ active deals
8. 100% of customer reviews saying the product is going in the right direction and 99% would recommend

Our Team



Brandon Metcalf Founder & CEO

Brandon previously founded, scaled, and exited Talent Rover. Talent Rover was an operating software for the staffing industry. The company had offices in 8 countries and customers in more than 40 countries.

Our founders lived through the pains of forecasting finances in spreadsheets at Talent Rover, the fast-growing SaaS startup they built and sold to their biggest competitor. With the lack of solutions to address the challenge, they decided to build PlaceCPM to eliminate the pain and effort it takes to quickly produce and update accurate forecasts.



Kabe Vanderbaan Founder & CTO

Kabe was previously the VP of Technology at Talent Rover. He has 20+ years of software development experience.

Pitch

Place Technology: Fast Facts

Place Technology is the maker of PlaceCPM, a finance platform that connects the elements of a tech or service company's live current and future financial data and provides tools for faster, more efficient and collaborative financial forecasting, reporting, and workforce planning.


SaaS Dashboard
Active Customers
31
Churn
0
ARR
USD 215K
MRR
USD 18K
Average MRR
USD 800.7
MRR Trend
Open Pipeline
Quota Achievement
New Customers
Won Opportunities by Lead Source
Bookings
Marketing Qualified Leads

KEY HIGHLIGHTS

15 Months
Launched in January 2020

40
Customers, Zero Churn

Grew from **$20K ARR** June 2020 to **$330K ARR** today

99%
Would Recommend

100%
Said "**Product is Going in the Right Direction**"

3rd
Highest-Rated Forecasting Software on Independent Ratings Site G2

100
NPS

Pipeline is on fire with
50+
Active deals

Customers ♥ place.

INDUSTRY
Software, Data and Analytics, FinTech

MARKET SIZE
$10 Billion+

TARGET CUSTOMER
Tech and service companies with 25 to 1,000 employees (primarily the 175,000 businesses that use Salesforce)

Major Problem Businesses Face

Finance needs to produce accurate and flexible financial forecasts for the business, but that is only possible if they trust and understand the data the business produces. And in order to trust and understand the data, finance needs to gather it from many different systems.

More often than not, finance teams copy and paste from one system to the next, creating a tremendous administrative burden just to get the data gathered before they can even start forecasting. This takes so long that the data is now outdated. If the business asks for a change in the model, this entire process would have to start all over again.

This is simply not good enough. A business needs to have real-time financial forecasts in order to make the best business decisions possible, yet everything the finance team does lives outside of the systems that the business operates in. It typically takes finance weeks or months to produce these financial forecasts, so the business is making decisions without the data it needs.

Many companies try to solve this by piecemealing together many software solutions, but this is very frustrating as these systems are disjointed, complex to implement and maintain, as well as being a very expensive approach.

Financial Complexity Threatens Forecasting Agility

Key financial data is fragmented across siloed people, processes, and systems



Sales Pipeline
Forecast, Model & Budget
Investors
Workforce Management
Business Operations
COGS
Collections
Multiple Finance Books
Assets
Revenue
Workflow
Commissions
Cash Planning
Accounting
Bookings
Tax
Consolidations
Renewals
Quota Achievement
Integrations
Acquired Companies
Revenue Recognition
Manual Quoting
Products
Expenses
Contracts
Collaboration
Reporting & Dashboards
Subscriptions
Billing

We Are The Solution

Place Technology solves these problems with our flagship product, PlaceCPM, a finance platform that connects the flow of financial and operational data to streamline processes and produces real-time forecasts.

PlaceCPM breaks down data silos and brings finance and business together in the operating platform. It connects the entire flow of data across the entire finance lifecycle with live transaction-level data.

This not only gathers the data in a useful manner, but it also eliminates many administrative tasks and the dreaded copy/paste processes. PlaceCPM then leverages this data to enable both finance and the business to produce real-time financial forecasts, reports, and dashboards.

PlaceCPM is the only solution that brings finance into operations and enables the business to see real-time financial data where and when they need it.



PlaceCPM
Marketing Dashboard
USD 195K
USD 497K
USD 133K

We Know This Problem Because We Lived It

Our founder, **Brandon Metcalf**, is a serial entrepreneur who built and scaled his first start-up, Talent Rover, to a global leader in software for the staffing / recruiting industry with offices in 8 countries and customers in more than 40. It was later acquired by Bullhorn.

talent rover

Talent Rover was a global software company for the staffing and recruiting industry and was built on the Salesforce Platform

Customers ranged from small 5 to 10 employee firms, to multi-billion behemoths such as Adecco Group, True Blue, and Page Group

When we were a small tech company, we were asking the questions of an enterprise tech company like "Should we build operations in Hong Kong"



Brandon Metcalf
Former Founder & President



We would spend hundreds of hours each month moving data from one system to the next to ultimately enter that data into Excel to produce our forecasts – which ultimately was outdated, had errors and multiple versions

We used the same models throughout the exit process, and had a better exit, because we knew the value of the company based on a variety of scenarios



Kabe VanderBaan
Former VP Technology

At Talent Rover, Metcalf could not find a quality software solution to enable his team to produce accurate financial forecasts and cash projections, so he built a series of complex spreadsheet models to accomplish this. These spreadsheets were very valuable as he perfected forecasting accuracy, but they took hundreds of hours a month to gather the data from the myriad of disconnected systems and triple-checking what was entered into the spreadsheet to catch as many errors as possible. After the successful exit of Talent Rover in March 2018, Metcalf started consulting for tech and service firms. These companies needed and wanted his financial models; they also wanted to operationalize them as he did.

Knowing the complexity of effort to create, build and maintain these models in a spreadsheet, and the void in the market of a solution to solve this, Metcalf went to work on developing software that would streamline this process by connecting the full flow of live data and produce flexible real-time forecasts.

talent rover

- Founded in **2011**
- **8** Global Offices
- Raised **~$28M** from **angel investors**
- Also built on the **Salesforce Platform**
- Customers in **40 countries**
- **2017 Inc 500:** 9th-Fastest Growing Software Company in America with **2800% Revenue Growth**

Acquired by Bullhorn
March 2018

Bullhorn

Why We'll Lead

PlaceCPM is the only solution built natively on the multi-billion-dollar Salesforce Platform (which is the operating system)

- This gives finance the ability to collaborate and understand the data the business produces. It also gives business the ability to see the financial information where and when it needs it
- Salesforce Platform is also powerful enough to handle the velocity and volume of data that needs to be processed to support these processes

Prebuilt bi-directional integrations with leading ERPs enable live data flow for both operational and accounting data

salesforce

We're the only financial forecasting product built on the Salesforce platform.


USD 215K
USD 18K
USD 800.7
85.5%

A key feature is that the product can serve as a workflow tool that moves the data through the finance lifecycle from users just doing their normal jobs

- No more copy/paste from one system to the next
- This also enables the automation of many administrative tasks for both the business and finance

With highly flexible and dynamic forecasts, reports and dashboards enable the finance team to model endless scenarios, forecasts, and also produce board-level financial reports

We love salesforce

$25.7B Revenue	Multibillion-Dollar Platform	**150,000+** Customers	Enormous Existing Scale	**21%** Salesforce Revenue Growth in 2021	Growing Wonderfully

$2.5B Existing SAM | Great Reach Into Our Target Segments | Referring Business to **Place** | Loves Working With Us

We're not the only ones who have exited on the back of "The Salesforce Growth Play":

Gainsight, SABA, PagerDuty, zoominfo, tableau, Vlocity, VERTEX, Quip, slack, Vertafore, APPIRIO, APTTUS, Veeva, ncino, nintex, SDL

Why We'll Dominate

Small and Mid-Marketing Companies:

- Need cross-functional insights across the business to understand where they're at and plan their future
- They need to understand business financial needs to be able to project where they're going
- These are things that only PlaceCPM can provide

Value Proposition:

- PlaceCPM uses live data to empower businesses to accurately determine where they're at and where they're going financially
- No more guesswork to determine where companies are at with their deal flow and financials -- PlaceCPM overcomes the hassle by integrating with company pipelines
- PlaceCPM connects all the dots/data so you have one seamless platform that shows you all you need to know, data-wise, for your financial projections

Timelines in forecasting:

- Hundreds of hours are spent forecasting models every single month
- PlaceCPM makes the process simpler, more accurate, and much more efficient
- PlaceCPM can be up and running in 3-6 weeks vs. 6-9 months with other solutions

Eliminating the need to have fragmented software to create financial models:

- PlaceCPM brings together everything you need in one Place

Traction & Accomplishments



Product Development

- Fully built products with immense depth of product features
- We are releasing new features each quarter

Customer Acceptance

- Customers love the product we have created
- We became the third highest-rated forecasting product on G2 just 15 months after launching
- https://www.g2.com/categories/budgeting-and-forecasting?tab=highest_rated



#3 PlaceCPM
Compare
Satisfaction
Setup and Support
Top Industries Represented
Ease of Doing Business With
100%
Ease of Admin
100%
Information Technology and Services
Financial Services
2
Computer Software
2
Accounting
1

Partnerships

- Salesforce
- NetSuite, QuickBooks, Xero
- Many accounting firms/fractional CFOs

Customer Love

"Budgeting & Real-time Forecasting in one!"
Brandon S, CFO, Small-Business (50 or fewer emp.)
What do you like best?
I really like that Place CPM links to both of our Salesforce and Quickbook instances to transfer data seamlessly and easily into one area where I can see a real-time forecast of our business.

"PlaceCPM the critical addition to your business"
Jay K, CPA, Small-Business (50 or fewer emp.)
What do you like best?
The ability to sync with Xero gives PlaceCPM your actual financial data right along your forecast data right in Salesforce. Makes for a powerful analysis engine, helping you run your business and make timely, smart decisions.

"One of the best platform to move forecasting out of Excel spreadsheets"
Wankel G, Mid-Market (51-1000 emp.)
What do you like best?
Financials are integrated to my company's Quickbooks Online software. I can click a transaction on PlaceCPM and it will direct me to the source entry in Quickbooks. That makes it easier in making adjustments and doing financial analysis.

"Obtain and maintain a clear view of your finances"
Joseph (Joe) V, Mid-Market (51-1000 emp.)
What do you like best?
The software provides the ability to generate consolidated reports with the ability to drill down . This is critical for organizations that have work forces that are decentralized. In our case we have teams in the US, Canada and India. Having the ability to budget and obtain real time expense management over those budgets is critical to our success.

"Ideal software for business planning"
Douglas H, CEO, Small-Business (50 or fewer emp.)
What do you like best?
PlaceCPM was easy to get started with, no learning curve, helps me forecast revenue, costs, and cash flow. For a company like ours that is growing, its been a helpful tool for running scenarios, forecasting hires, etc.

"Finally, a P&L and cash flow forecasting tool that can replace my outdated Excel sheets!"
Alexa P, Director Of Finance And Administration, Mid-Market (51-1000 emp.)
What do you like best?
I'm excited to have a streamlined tool that forecasts both P&L and cash flow. This solution replaces my clunky Excel sheets and eliminates errors when trying to adjust individual expenditures. The tool even forecasts my revenue directly from our sales database. It doesn't get better than this!

"Great Integration"
Chad C, CEO, Small-Business (50 or fewer emp.)
What do you like best?
I wanted to have a single place to login to run my business. We use salesforce and have always been tying to find the way to integrate our QuickBooks.

"Best FP&A for Xero inside Salesforce"
Josh C, Small-Business (50 or fewer emp.)
What do you like best?
PlaceCPM really allows users to marry up their Salesforce data with accounting data to users a very unique/insightful view of how a business is performing. I also really like how it allows us to forecast employees, manage their subscriptions and see the financial impact of these.

Market Opportunity

Market Opportunity



If we were to only target companies that are using Salesforce, we would currently have a **total addressable market (TAM) of $2.5 billion.**

400%

Salesforce predicts growth of 400% over the next four years, which would increase our TAM to $10 billion -- again, if we solely focus on Salesforce companies.

4X

We also have a version of the product for non-Salesforce customers, which, when we focus on it, will easily quadruple our TAM. But even in these early stages, we have already secured a few customers who who are using and loving this version.

SaaS Business Model & Recurring Revenue Streams

We are already generating revenue from our three-monthly packages:

Startup (2 contributors)	Growth (5 contributors)	Established (10 contributors)
$250 PER MONTH	$750 PER MONTH	$1,750 PER MONTH
$125 per month for each additional contributor license	$150 per month for each additional contributor license	$175 per month for each additional contributor license
Unlimited Views	Unlimited Views	Unlimited Views

Unique Advantages

- PlaceCPM is the only solution that is focused on sectors
  - At this point we only target technology and service companies, which enables us to go deep on product features for those sectors, as well as having an implementation time of 3 to 6 weeks at a fee less than $10,000
- We automate the flow of data throughout the finance lifecycle, eliminating the need to manually copy and paste the data from one system to the next - saving on time and improving accuracy
- We are fully integrated with the business and designed to provide live financials where and when needed
- PlaceCPM offers transaction-level forecasting and reporting, which enables the user to drill down to individual transactions and truly understand the numbers making the forecast
- We offer highly flexible forecasts, models, reports and dashboards
- PlaceCPM is the only product built on the Salesforce Platform - the known leader for innovations, security and reliability
- Last but not least, we have integrations with other top Salesforce products that enable co-selling opportunities and extensive channel partnership – essentially extending our sales team with thousands of sales employees

The Finance Platform for Technology & Service Companies

Forecast, Model & Budget
- P&L Forecasts & Cash Projections
- Variance analysis
- Change and track assumptions
- Easily share financials

Revenue
- Recurring & non-recurring revenue recognition
- Complete revenue cycle from lead to payment
- Quota & commission management

Consolidations
- Multiple entities with adjustments and automated eliminations
- Foreign currency translations for over 100 currencies with daily rates

Expenses
- Recurring & non-recurring expense management
- Subscription management
- Allocations at organization, location, department, role and employee levels

Workforce Management
- Headcount planning
- Compensation management with flexible pay structures, variable tax rates, and costs

Integrations
- NetSuite, QuickBooks Online, Xero, & Sage Intacct (2021)
- Salesforce Sales & Revenue Clouds integrated to streamline revenue forecasting
- Stripe Billing for automated billing and payment collection

Collaboration
- Bring finance directly into the conversation with sales, marketing, projects, customer support, and operations

Reporting & Dashboards
- Drag and drop reports
- Customizable dashboards
- Pre-built reports & dashboards




Salesforce Platform
Built natively on the Salesforce Platform
Security, reliability, flexibility, and performance
Easy to Use
Comprehensive & adaptable
Simplified processes for month-end close, budgets, and approvals

Investment Opportunity

For this round, Place Technology is seeking a total raise of **$2,000,000 in equity with $1,400,000 already committed.**

The funds will allow us to continue expanding the sales team and increase advertising/marketing to drive brand awareness.

Our anticipated use of funds includes the expansion of sales, marketing and advertising to create a strong brand presence and drive revenue.

PREVIOUS FUNDS RAISED

$3,600,000



Our most notable investor is Mike Lehman, former CFO of Sun Microsystems, Palo Alto Networks, and Arista Networks. The majority of our other investors invested in Talent Rover. We also brought on Geekdom Fund, a VC, during our first seed round.

**A max of $570,000 will be raised through Wefunder*

Why Invest?

Place Technology has developed a truly groundbreaking product in PlaceCPM, a cloud-based solution that is natively built on the Salesforce platform.

Customers have validated our solution and absolutely love what we have created, propelling us to the third highest-rated forecasting product on G2 (a mere 15 months after launching).

We are proud to offer a solution that is easy to install and configure.

With a typical implementation of 3 to 6 weeks, businesses will be up and running much faster than competing solutions.

And with your financial support, we can achieve so much more.

For more information on this investment opportunity, please contact:



Brandon Metcalf
brandon@placetechnology.com
placetechnology.com


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